Exhibit 99.63

Number: BC1563896

CERTIFICATE

OF

AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that BITZERO HOLDINGS INC., incorporation number BC1560594, and WBM CAPITAL CORP., incorporation number C1484564 were amalgamated as one company under the name BITZERO HOLDINGS INC. on November 19, 2025 at 01:45 PM Pacific Time.

ELECTRONIC CERTIFICATE	Issued under my hand at Victoria, British Columbia On November 19, 2025 KERRY TAYLOR Registrar of Companies Province of British Columbia Canada